July 22, 2011
Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 6 to Registration Statement on Form S-4, Filed on June 9, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Vaughn,
     On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 12, 2011 with respect to the Registration Statement.
     The Registrants have filed today Amendment No. 7 (“Amendment No. 7”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 7. The registrant notes that the Staff provided an additional comment by telephone on July 21, 2011. The Company is currently analyzing the Staff’s comment and expects to respond through an additional letter (and filing of the Registration Statement to the extent required).
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 7.

Kevin W. Vaughn.
July 22, 2011, p. 2
Servicing, page 108
1.	Please revise your table on page 108 to differentiate the balance of loans serviced that do not require the “high touch” model and those that do.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 108 and 109 of the Prospectus.
Consolidated Financial Statements
7. Mortgage Servicing Rights, page F-26
2.	We note your disclosure, here and on page F-69, of the key assumptions used to measure the fair value of your mortgage servicing asset. We also note the wide range of assumptions; for example, a credit loss assumption that ranges from 5.82% to 60.19% at December 31, 2010 and March 31, 2011 and a discount rate that ranges from 9.7% to 30.0% at December 31, 2010 and March 31, 2011. In light of this wide range, please revise to separately report the assumptions for your high touch model from your loans that are not serviced under your high touch model. To the extent that either of these categories has a relatively high range in the assumptions used, please revise to provide the weighted average as well.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-26, F-27, F-69 and F-70 of the Prospectus.
Consolidated Financial Statements for The Period Ended March 31, 2011
Note 6. Mortgage Loans Held for Sale and Investment, page F-66
3.	Please refer to our previous comment seven in our letter dated June 21, 2011, including your revised disclosure indicating that the collateral values used to derive the LTV’s in your table on page 68 were obtained at various points during the prior eighteen months. To the extent possible, please revise to clarify the average time period in which values are updated. Please revise to describe the steps you take in the interim to ensure that your estimations of future cash flows factored in recent changes in collateral values.
Response:

Kevin W. Vaughn.
July 22, 2011, p. 3
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-69 of the Prospectus.
* * *
     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC